Exhibit 99.3

IMMEDIATE	30 September 2004

Royal & SunAlliance re Completion of disposal of UK Life operations

Royal & SunAlliance today confirms that the change of control of its UK Life companies to Resolution Life Group has now been approved by the Financial Services Authority and the sale has completed on the originally agreed terms. The deal finalises the strategic exit of Royal & SunAlliance from the UK Life market.

Andy Haste Royal & SunAlliance’s Group CEO commented

“Having indicated that we anticipated the successful completion of the sale of the UK Life operations by the end of October, I am pleased to confirm that it has completed today. This is a good deal for the Group and clear evidence of our commitment to deliver on our strategic objectives.”

–ENDS–

For further information:

Analysts	Press
Karen Donhue	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7133	Tel: +44 (0) 20 7111 7047

Note to Editors

•	Shareholder approval for the sale was secured at an Extraordinary General Meeting on 9 September.